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Spectrum Signal Processing Inc. Updates Guidance for 2003

Burnaby, BC – December 1, 2003 – Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY), a leading provider of high performance solutions for wireless signal and packet-voice processing, has provided revised revenue and net earnings guidance for the quarter and year ending December 31, 2003. Spectrum reports all results in U.S. dollars and in accordance with U.S. GAAP.

Spectrum expects revenues of between $19.2 million and $19.9 million for the year ending December 31, 2003 and revenues of between $4.3 million and $5.0 million for the quarter ending December 31, 2003.  The Company is currently negotiating technology licensing and expense offset agreements that are expected to impact both revenues and expenses in the current quarter.  Spectrum expects a net loss between $0.5 million and $1.1 million for the quarter ending December 31, 2003. The expected net loss is inclusive of non-cash amortization and fixed asset write-downs totaling approximately $0.5 million. The Company expects to have sufficient funds to meet its operating requirements for the foreseeable future.

Spectrum continues to evaluate its strategic alternatives pursuant to its July 14, 2003 press release.  The Company will update its shareholders on its strategic alternatives in due course.

This updated guidance reflects the Company's current business indicators and expectations.  All figures are estimates based on management's current beliefs and expectations and are subject to change.  The Company's actual results could differ materially from those referred to above.

About Spectrum Signal Processing Inc.
Spectrum Signal Processing designs, develops and markets high performance wireless signal processing and packet-voice processing subsystems for use in communications infrastructure equipment. Spectrum’s optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Leveraging its 17 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering highly flexible, reliable and high-density solutions. Spectrum subsystems are targeted for use in government communications systems, satellite hubs, cellular base stations, media gateways and next-generation voice and data switches. More information on Spectrum and its flexComm and aXs™ product lines is available at www.spectrumsignal.com.

The statements contained in this Business Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: business and economic conditions, growth rates of the packet-voice or commercial wireless markets, government spending, changes in customer order patterns, supplier costs, successful contract negotiations, competitive factors, such as rival system-level architectures, developments in processor technology, the acceptance of new products in specific markets, pricing pressures, development and timing of introduction of new products, continued success in technological advances, and the ability to grow new packet-voice and defense and commercial wireless business. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and with the British Columbia Securities Commission. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.

™aXs and flexComm are trademarks of Spectrum Signal Processing Inc.

Spectrum Contacts:
Brent Flichel	Liza Aboud
Chief Financial Officer	Manager, Investor Relations & Corporate Communications
Phone: 604-421-5422 ext 247	Phone: 604-421-5422 ext 152
Email: brent_flichel@spectrumsignal.com	Email: liza_aboud@spectrumsignal.com